

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

Vicky Zhang
Chief Financial Officer
Adlai Nortye Ltd.
c/o PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

  Re: Adlai Nortye Ltd.
   Amendment No. 4 to Draft Registration Statement on Form F-1
   Submitted June 22, 2023
   CIK No. 0001944552

Dear Vicky Zhang:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1

Conventions that apply to this prospectus, page 14

1. We note your response to our prior comment 1 and the related revisions to the above referenced section of the prospectus. However, we reissue the comment as your disclosure continues to exclude Hong Kong and Macau from the discussion of legal and operational risks. Please revise your disclosure either here or elsewhere, as appropriate, to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau.

Vicky Zhang
Adlai Nortye Ltd.
June 29, 2023
Page 2

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 93</u>
<u>Results of Operations, page 97</u>

2. Please revise to address herein in reasonably sufficient detail why Fair value (loss)/gain on financial liabilities at FVTPL is nil for the three months ended March 31, 2023 and 2022. In this regard, we note the balance of Financial liabilities at FVTPL in the March 31, 2023 balance sheet has not changed since December 31, 2022.

You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ke Geng